KINGFISHER

03 APR 21 7:21

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States
By Courier


03022351

SUPPL

22 April 2003

Dear Sirs

Re. Kingfisher plc – Submission of Information under Rule 12g3-2(b) – File Number 82-968

Please find enclosed the documents listed in Exhibit A that are being furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the ***Exchange Act***).

The information set forth in this letter and enclosed herewith is being furnished with the understanding that (i) the information will not be deemed filed with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (ii) neither this letter nor the furnishing of the enclosed information constitutes an admission for any purpose that Kingfisher plc would be subject to the Exchange Act.

Please do not hesitate to contact me on +44 (0) 20 7644 1042 if you should have any questions.

Yours sincerely,

Martin Stokes
Deputy Company Secretary

dlw 6/5

Kingfisher plc
3 Sheldon Square Paddington London W2 6PX Telephone +44 (0) 20 7372 8008 Facsimile +44 (0) 20 7644 1001 Website www.kingfisher.com
Registered Office at above address. Registered in England Number 1664812

Kingfisher plc
File Reference 82-968

press releases

14 April 2003

Kingfisher confirms progress on the demerger of its Electricals business

Kingfisher plc has today announced the appointment of David Newlands as Chairman of its Electricals business, which it expects to de-merge and float onto the London Stock Exchange during the Group's second quarter ending 31 July 2003. The name of the new company will be KESA Electricals plc (**KESA**) and it will also have a secondary listing in Paris.

Mr Newlands, who is Chairman of Tomkins plc, will work with KESA's Chief Executive Jean-Noël Labroue to recruit further non-executive directors to the new company's board, which will also include Finance Director Martin Reavley, as previously announced.

KESA operates 650 stores in seven countries and is Europe's third largest electrical retailer. As well as holding the leading position in France with Darty and BUT and the number two position in the UK through Comet, it enjoys leading positions in Belgium, the Czech Republic and Slovakia. Sales for the year to 1 February 2003 were around £3.9 billion, with retail profit of £160 million.

Kingfisher has made a separate and simultaneous announcement today regarding the capital structure and the exceptional charges and costs associated with de-merging KESA.

Kingfisher Chairman Francis Mackay said: "The demerger of KESA remains very much on track and I am delighted that David has agreed to become Chairman of the new company. I am certain that the clarity and focus that will follow demerger will benefit shareholders, staff and customers alike."

David Newlands said: "I am looking forward to joining KESA, one of the leading forces in European electrical retailing with three particularly strong brands in Darty, Comet and BUT and a great management team."

-ends-

Notes to Editors

1. David Newlands, 56, was born in Edinburgh. He joined Deloitte & Touche in London in 1963 and became a partner in 1977. He joined Saatchi & Saatchi plc in 1986 as group finance director. Between 1989 and 1997 he was group finance director of GEC. He is non-executive chairman of Tomkins plc and a non-executive director of Standard Life Assurance, The Weir Group PLC, and several private companies.

2. Kingfisher is Europe's leading home improvement retailer. With more than 600 home improvement stores in 12 countries Kingfisher is the world's most international home improvement retailer, enjoying market-leading positions in the UK, France, Poland and Taiwan. Sales for the Home Improvement sector for the year to 1 February 2003 were over £6.7 billion, with retail profit of more than £534 million.

Broker and Institutional Enquiries
Loraine Woodhouse,
Head of IR, UK & USA +44 (0) 20 7644 1032
Frederique Lepelletier,
Head of IR, Continental Europe +44 (0) 20 7644 1030

Media Enquiries
Jonathan Miller,
Head of Corporate Comms, UK +44 (0) 20 7644 1031
Graham Fairbank,
Head of Corporate Comms, France +33 (0) 1 43 18 52 26

Kingfisher plc +44 (0) 20 7372 8008

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press releases

14 April 2003

Kingfisher – Financial Effects of Demerger

Kingfisher has today announced further details of the expected demerger of its Electricals business ***(KESA)***, including details of the capital structure and exceptional charges and costs likely to be incurred as a result of the demerger.

Capital Structure

Kingfisher expects that KESA will be demerged with around £400 million of debt, subject to working capital movements and finalisation of terms with lending banks. Kingfisher believes that at this level of debt, both Kingfisher and KESA will have appropriate capital structures for the future.

Transaction expenses

Transaction expenses will appear as a non-operating exceptional item in Kingfisher's profit and loss account for 2003/04. The amount of these costs is expected to be approximately £48 million, in addition to the £11.8 million incurred and charged in 2002/03. These charges include:

- Fees for financial advice to Kingfisher and KESA.
- Professional and other advisory and listing fees and printing costs.
- Arrangement fees in relation to the debt facilities for KESA.

Exceptional financing charges relating to the demerger

Financing costs relating to the restructuring of Kingfisher's debt are expected to result in an exceptional charge in Kingfisher's profit and loss account for the year ending 31 January 2004 of up to £54m and consequential income from unwinding associated interest rate swaps of up to £39m, to be recognised over the lifetime of any new financing. The net cash cost in 2003/04 may, therefore, be up to £15m.

In addition following Kingfisher's commitment in 2002 to separate KESA it entered into a forward currency exchange contract to protect the Sterling value of its expected Euro receipts from the sale or IPO of KESA. After the announcement in March 2003 of the proposed demerger of KESA (in the form of a London-listed vehicle) part of this contract was no longer required and the position has been reduced to cover only the lower level of Euro receipts now expected from the assumption of debt by KESA on demerger. This has resulted in an exceptional cost of £79m before tax relief, which will be included as an exceptional cost in net interest and similar charges in 2003/4. The unrealised reduction in value of the contract left outstanding against the Euro debt expected to be assumed by KESA was £38m at close of business on Friday 11th April 2003. The movement in exchange rates has, at the same time, increased the Sterling value for Kingfisher shareholders of the predominantly Euro cash flows and net assets of KESA.

Demerger-related tax charges

The French tax authorities may seek to impose a charge of approximately £100 million as a consequence of the demerger. Kingfisher has been advised that its risk of being ultimately liable for this amount is low. It nevertheless expects to have to make a payment of this amount to the French tax authorities, pending resolution of the matter, to avoid the possibility of penalty charges. As a result of making this payment, there will be a demerger-related adjustment of this amount to the tax charge for the year ending 31 January 2004.

Timetable

Subject to the receipt of all relevant regulatory and tax approvals (covering a number of countries) it is currently anticipated the demerger documentation will be posted in June with, subject to Kingfisher shareholders' approval, Admission to the London Stock



Exchange during July.

-ENDS-

Broker and Institutional Enquiries
Loraine Woodhouse,
Head of IR, UK & USA +44 (0) 20 7644 1032

Media Enquiries
Jonathan Miller,
Head of Corporate Comms, UK +44 (0) 20 7644 1031

Kingfisher plc +44 (0) 20 7372 8008